Exhibit 17.1

From: John McConnell

Sent: Monday, March 17, 2008 6:22 PM

To: Glen Tullman

Cc: ‘Bob Compton’; ‘Phil Green’; ‘Michael Kluger’; ‘Gus Gamache’; ‘Bernie Goldstein’; ‘Fazle Husain’

Subject:

Glen, I just wanted to make my resignation from the Allscripts Board official at 6:53 pm March 17th, 2008, since I previously communicated my intent to immediately leave the Board on tonight’s call. One of the major reasons for my departure is that I have worked with the vast majority of employees of the combining companies and I do not want to be involved in a synergy savings plan that will potentially eliminate hundreds of jobs in the combined business. Therefore, I am leaving before a final decision is reached on the proposed acquisition plan. Secondly, I sincerely think that the proposed acquisition by Maple of Allscripts is not in the best interest of our shareholders. Our market capitalization is at a very low value today, and yet we have a company that has a solid future with the right strategic plan and leadership in place without this proposed sale. Thirdly, let me reiterate that I have not shared any confidential information with anyone concerning this transaction. Certainly, any credible bidder for Allscripts would conduct their own due diligence and reach their own investment decision without relying on any other information. For the past two years, I have certainly enjoyed my working relationship with you and my peers on the Board.

John P. McConnell